EXHIBIT 12.01

LEHMAN BROTHERS HOLDINGS E-CAPITAL TRUST I

LEHMAN BROTHERS HOLDINGS E-CAPITAL LLC I

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Unaudited)

	Six Months Ended June 30, 2008		Year Ended December 31, 2007		Year Ended December 31, 2006
	Lehman Brothers Holdings E-Capital	Lehman Brothers Holdings E-Capital	Lehman Brothers Holdings E-Capital	Lehman Brothers Holdings E-Capital	Lehman Brothers Holdings E-Capital	Lehman Brothers Holdings E-Capital
In thousands	Trust I	LLC I	Trust I	LLC I	Trust	LLC I
Earnings	$—	$292	$—	$890	$—	$790
Add:
Fixed charges	5,771	5,479	19,003	18,113	18,502	17,712
Pre-tax earnings before fixed charges	5,771	5,771	19,003	19,003	18,502	18,502
Fixed charges	$5,771	$5,479	$19,003	$18,113	$18,502	$17,712
Ratio of earnings to fixed charges	1.00	1.05	1.00	1.05	1.00	1.04